Exhibit 12.1

ASAT Holdings Limited

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(In thousands except ratio)

	Fiscal year ended April 30,					Nine Months Ended January 31,
	2005	2004	2003	2002	2001	2006
Fixed charges:
Interest expenses	15,046	15,425	13,652	14,246	18,119	11,770
Estimated interest within rental expenses	1,500	1,800	1,667	1,967	3,312	1,274

Total fixed charges	16,546	17,225	15,319	16,213	21,431	13,044

Preferred stock dividends:
Accretion of preferred stock	—	—	—	—	—	242
Cumulative preferred stock dividends	—	—	—	—	—	487

Total preferred stock dividends(2)	—	—	—	—	—	729

Total fixed charges and preferred stock dividends	16,546	17,225	15,319	16,213	21,431	13,773

Earnings:
(Loss) Income before income taxes	(59,677)	(16,713)	(114,253)	(113,787)	24,770	(25,315)
Fixed charges	16,546	17,225	15,319	16,213	21,431	13,044

Total (loss) earnings for computation of ratio	(43,131)	512	(98,934)	(97,574)	46,201	(12,271)

Ratio of earnings to combined fixed charges and preferred stock dividends(1)	—	—	—	—	2.16	—

(1)	The ratio of earnings to combined fixed charges and preferred stock dividends was computed by dividing earnings by the summation of fixed charges and preferred stock-dividend. For the purposes of calculating the ratios, “earnings” is the sum of income (loss) before income taxes plus fixed charges excluding preferred stock dividends, and “fixed charges” consist of interest expense, amortization of debt discount, debt issuance costs and that portion of operating lease rental expense that is representative of the interest factor. Due to the Company’s losses in the fiscal years ended April 30, 2005, 2004, 2003 and 2002 and for the nine months ended January 31, 2006, the ratio coverage was less than 1:1. The Company would have needed to generate additional earnings of $59,677 thousand, $16,713 thousand, $114,253 thousand, $113,787 thousand, $26,044 thousand for the fiscal years ended April 30, 2005, 2004, 2003 and 2002 and for the nine months ended January 31, 2006, respectively, to achieve a coverage of 1:1.
(2)	The preferred stock dividends amount has not been grossed up for the effective tax rate because for the nine-month ended January 31, 2006, the Company has an income tax benefit, as opposed to an income tax provision.